

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DC
No Act





05068166



RECD S.E.C.
OCT 7 2005
1086

October 6, 2005

Joseph Lunin
Pitney Hardin LLP
P.O. Box 1945
Morristown, NJ 07962-1945

Act: 1934
Section:
Rule: 14A-8
Public Availability: 10/6/2005

Re: Hudson United Bancorp
Incoming letter dated August 25, 2005

Dear Mr. Lunin:

This is in response to your letter dated August 25, 2005 concerning the shareholder proposal submitted to Hudson by Robert D. Morse. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

PROCESSED
NOV 15 2005
THOMSON
FINANCIAL

Enclosures

cc: Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-2717

703559

RECEIVED
2005 SEP 15 PM 1:08
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

PITNEY HARDIN LLP

JOSEPH LUNIN
DIRECT DIAL NUMBER
(973) 966-8200
E-MAIL
JLUNIN@PITNEYHARDIN.COM

(MAIL TO)
P.O. BOX 1945
MORRISTOWN, NEW JERSEY 07962-1945

(DELIVERY TO)
200 CAMPUS DRIVE
FLORHAM PARK, NEW JERSEY 07932-0950
(973) 966-6300
FACSIMILE (973) 966-1015

NEW YORK, NEW YORK
(212) 297-5800
FACSIMILE (212) 916-2940

BRUSSELS, BELGIUM
32-02-514-54-19
FACSIMILE 32-02-514-16-59

August 25, 2005

Office of Chief Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, Judiciary Plaza
Washington, DC 20549

Re: Omission of Hudson United Bancorp Shareholder Proposal
Second year of two year exclusion under SEC Rule 14a-8(h)

On behalf of Hudson United Bancorp, a New Jersey corporation, we are submitting this letter pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended, as notice of the intention of Hudson United to exclude from its proxy materials for its 2006 annual meeting of Hudson United shareholders a proposal contained in an August 15, 2005 letter of Robert D. Morse (copy attached). Mr. Morse (or any representative) having failed to attend the Hudson United shareholders meeting in 2004, **is thereby excluded from submitting proposals in calendar years 2005 and 2006 under Rule 14a-8(h)(3).**

We refer to the letter of the Staff to Hudson United dated November 8, 2004 (copy attached). In the referenced Staff letter, and the October 14, 2004 Hudson United letter to which it responds (copy attached), the issues of Mr. Morse's attendance and cause for not attending the 2004 annual meeting were addressed. Hudson United was permitted to exclude a proposal by Mr. Morse submitted for the 2005 annual meeting because of his non-attendance at the Hudson United shareholders meeting in 2004.

Rule 14a-8(h)(3) provides that upon failure to attend a shareholders meeting to present a submitted proposal, the issuer may exclude proposals submitted for any shareholder meetings in the **next two calendar years**. The next two calendar years after Mr. Morse's non-attendance in 2004 are 2005 and 2006. Accordingly, under the rule, Hudson United may exclude Mr. Morse's proposal which is submitted for a meeting in 2006.

Hudson United intends, pursuant to Rule 14a-8(h)(3), to exclude Mr. Morse's current proposal and any other proposal which may submitted by him from its proxy materials for any special meeting during the balance of 2005 and for any annual or special meeting in 2006. Hudson United requests that the Staff of the Division of Corporation Finance confirm that the Staff will not recommend any enforcement action to the Securities and Exchange Commission if

Mr. Morse's proposal or any other proposal submitted by him is omitted from the proxy materials for any meeting of shareholders of Hudson United held in the balance of 2005 or in 2006 in accordance with Rule 14a-8(h)(3). In accordance with Rule 14a-8(j), six copies of this letter, the referenced Staff letter, the October 15, 2004 letter of Hudson United to which the referenced Staff letter was a response, and Mr. Morse's entire correspondence relating to the 2006 meeting are enclosed. A copy of this submission (including the accompanying material) is being sent simultaneously to Mr. Morse via first class mail. Hudson United intends to file 2006 proxy materials for any annual meeting of shareholders with the Commission on or about March 9, 2006.

Because the confirmation we seek is procedural and is within the text of Rule 14a-8(h)(3), we have not addressed substantive objections to Mr. Morse's proposal for the 2006 meeting. However, if the Staff does not propose to confirm that the proposal may be excluded on the procedural grounds set forth in the Rule, Hudson United will present substantive objections to the Mr. Morse's proposal.

Thank you for your consideration of this matter.

Very truly yours,



JOSEPH LUNIN

Contacts: If you have any questions concerning this letter, please feel free to contact any of us directly.

Joseph Lunin	(973) 966-8200	jlunin@pitneyhardin.com	fax (973) 966-1015
Ronald H. Janis	(212) 297-5813	rjanis@ pitneyhardin.com	fax (973) 966-1015
Michael T. Rave	(973) 966-8123	mrave@pitneyhardin.com	fax (973) 966-1015

Attachments:

Attachment A – Letter of the Commission Staff to Hudson United dated November 8, 2004, approving the exclusion of a proposal by Mr. Morse from the proxy materials for the 2005 Hudson United annual meeting of shareholders.

Attachment B – Letter of Hudson United dated October 14, 2004 to which Attachment A was a response, addressing the non-attendance of Mr. Morse at the Hudson United 2004 annual meeting of shareholders and Mr. Morse's asserted cause therefor.

Attachment C – Letter of Mr. Morse dated August 15, 2005 presenting a proposal for inclusion in Hudson United proxy materials in 2006, including all material received with the letter.

Copy: Mr. Robert D. Morse (with all Attachments)

November 8, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Hudson United Bancorp
Incoming letter dated October 15, 2004

The proposal requests that the board make a particular revision to its proxy materials.

There appears to be some basis for your view that Hudson United may exclude the proposal under rule 14a-8(h)(3). We note your representation that Hudson United included the proponent's proposal in its proxy statement for its 2004 annual meeting, but that neither the proponent nor his representative appeared to present the proposal at this meeting. Moreover, the proponent has not stated a "good cause" for the failure to appear. Under the circumstances, we will not recommend enforcement action to the Commission if Hudson United omits the proposal from its proxy materials in reliance on rule 14a-8(h)(3). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Hudson United relies.

Sincerely,



Robyn Manos
Special Counsel

Attachment B



1000 MacArthur Boulevard
Mahwah, NJ 07430
(201) 236-2641
FAX: (201) 236-2649

D. Lynn Van Borkulo-Nuzzo, Esq.

Executive Vice President
Corporate Secretary
General Counsel
Chief Risk Officer

October 15, 2004

Office of Chief Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, Judiciary Plaza
Washington, DC 20549

Re: Omission of Hudson United Bancorp Shareholder Proposal

Dear Sir/Madam:

Hudson United Bancorp, a New Jersey corporation, is submitting this letter pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended, as notice of its intention to exclude from its proxy materials for the 2005 annual meeting of Hudson United shareholders a proposal, contained in an August 24, 2004 letter from Mr. Robert D. Morse, that Hudson United "return the word 'Against' to all voting cards for the Year 2005 meeting" (the "2005 Proposal").

Hudson United intends to exclude the 2005 Proposal from its proxy materials pursuant to SEC Rule 14a-8(h) and Rule 14a-8(i). Hudson United requests that the Staff of the Division of Corporation Finance not recommend any enforcement action to the Securities and Exchange Commission if the 2005 Proposal is omitted from these proxy materials. In accordance with Rule 14a-8(j), six copies of this letter and its exhibits are enclosed and a copy of this submission is being sent simultaneously to Mr. Morse via first class mail.. Hudson United intends to file its 2005 proxy materials with the Commission on or about March 10, 2005.

Exclusion under Rule 14a-8(h).

Mr. Morse submitted a proposal on a different matter (his "2004 Proposal")[1] for inclusion in Hudson United's proxy materials for its 2004 annual meeting. Mr. Morse's 2004 proposal was included in Hudson United's definitive proxy materials for its 2004 annual meeting. That

[1] The 2004 Proposal, as it appeared in Hudson United's 2004 proxy statement, read as follows: "Resolved: Management and Directors are requested to consider discontinuing all rights, options, SAR's and possible severance payments to top 5 of Management after expiration of existing plans or commitments. This does not apply to plans for lesser Managers or employees whom are offered reasonable employee options or bonuses."

proxy statement was filed with the Commission on March 17, 2004 and the annual meeting was held on April 21, 2004.

Mr. Morse failed to attend the 2004 annual meeting, in person or through a qualified representative, to present his 2004 Proposal, without good cause. Therefore, pursuant to Rule 14a-8(h)(3), Hudson United is entitled to, and intends to, exclude Mr. Morse's 2005 Proposal from its proxy materials for its 2005 annual meeting.

Mr. Morse was well aware of the Proxy Rule requirement that he or a qualified representative attend the meeting and present his proposal, and the consequences for failing to do so. Hudson United included one of Mr. Morse's proposals in the proxy materials for its 2000 annual meeting. Because he failed to attend or send a qualified representative to that meeting, Mr. Morse's next two proposals were excluded from the proxy materials for the Company's 2001 and 2002 annual meetings.

Despite this history, Mr. Morse did not notify Hudson United, either before or after the 2004 annual meeting, that he was unable to attend.

In his August 24, 2004 letter, Mr. Morse did state that he will be "unable to attend . . . , but will try to be represented at" the 2005 meeting. He then indicated that his wife had a mild heart attack at the end of 2003 and requires his nearby presence. We sympathize with Mr. Morse about his wife's illness. On the other hand, the fleeting explanation in his proposal for the 2005 meeting about why he may not be able to attend that meeting in person does not four months after the fact provide a good cause excuse or even explanation for his failure to have a representative or himself present his proposal at the 2004 Annual Meeting in April 2004.

Exclusion under Rule 14a-8(i).

In 2002, Mr. Morse submitted a proposal (the "2003 Proposal") which, though worded differently, was substantially to the same effect as the 2005 Proposal. Hudson United excluded the 2003 proposal from its 2003 proxy materials under Rule 14a-8(i)(2) and received a favorable no-action letter from the Staff in connection with that omission. (Copies of that December 6, 2002 no-action letter and the related inquiries are enclosed). Pursuant to Rule 14a-8(i)(2), and for the reasons set forth in the materials related to the 2003 Proposal, Hudson United is entitled to, and intends to, exclude the 2005 Proposal from its proxy materials for its 2005 annual meeting. An updated opinion letter of Hudson United's outside legal counsel, to the same effect as the opinion letter submitted in connection with the 2003 Proposal, is enclosed.

* * * * *

Thank you for your consideration of this matter.

Sincerely,



D. Lynn Van Borkulo-Nuzzo
Executive Vice-President and
Corporate Secretary

cc: Mr. Robert D. Morse
Mr. Kenneth T. Neilson
Ronald H. Janis, Esq.

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-1717

Ph: 856 235 1711
August 15,2005

Office of The Secretary
Hudson United Bank
1000 MacArthur Boulevard
Mahwah, NJ 67430

Dear Secretary:

I, Robert D. Morse, of 212 Highland Ave., Moorestown, NJ 08057-2717, owner of $2000.00 or more of Hudson United Bank stock for over one year, wish to present a proposal to be printed in the Year 2006 Proxy Materials for a vote. I will attempt to be represented at the meeting, and shall hold equity until after that time.

PROPOSAL

I propose that the Directors eliminate all remuneration for any one of Management in an amount above $500,000.00 per year. This excludes minor perks and necessary insurance. Like wise, no severance contracts are to be made.

REASONING:
If a person becomes unsatisfactory or unnecessary, it is not a necessity that they be paid to leave. It is possible for a person to enjoy a profitable and enjoyable life with the proposed amount, and even to underwrite their own retirement plan. The Proxy is required to publish remuneration of only five upper Management personnel. YOUR assets are being constantly diverted for Msnsement's gain. Most asset gains are the result of a good product or service, produced by the workers, successful advertising, and acceptance by the public market. Just being in a Management position does not materially affect these results, as companies seldom founder due to a changeover.

EXPLANATION:
The Directors are the group responsible for the need of this Proposal, as they determine remuneration, and under "Plurality" voting rules, cannot be defeated for election, even if only one vote "For" is received each, for the number of nominees presented. It is suggested that shareowners look deeper into why they are denied the "Right of Dissent"; but ONLY in the Vote for Directors column. This is unconstitutional! The choice of "Against" was removed about Year 1975. You are asked to take a closer look to be knowledgeable for your voting decisions, as Management usually nominates Directors.

NOTE: Ford Motor Company agreed to return "Against" three years ago, showing the "American Way" spirit as a fine U.S. Corporation.
The Coca Cola Company eliminated "SAR's, severance packages, and options awards as
far back as 1998. The above actions are commendable.
----End of Proposal----
PS: I have all the copies of "Rules" I need. Recall the 26 pages "National Paperwork Recovery Act" ?

Sincerely
Robert D Morse

These rhymes are for stress relief.
Not part of the presentation.

PUBLISHED POET

So !, now you've become an accomplished Poet ?
You just put up about fifty bucks to show it ?
The book received, beautifully bound;
Perhaps your included poem is most profound.
There is one angle that tickles me,
As you will very shortly see:
Since phones and addresses are deleted,
Your publishing efforts are defeated.
No royalties will ever be forthcoming;
You partook, found it heart-warming.
I submit: An offer made, you swallowed it:
I admit: You are a published Poet !
Yet, you and the printers are only ones who know it !

Robert Dennis Morse
6-10-05-- 3:15PM—12 min.

"IF YOU WANT TO MAKE A CALL"

This message arrives in a haughty voice,
We then must hang up, there is no choice.
When we happen to punch a wrong number,
It is our fault, that we did blunder.
However, we need not be treated as a child,
And receive reproof that is more mild:
"Honey, you just dialed a non-right station,
Would you please try again, it's no humiliation".

8-11-05 -12:10AM—5min.
Robert Dennis Morse

TWILIGHT

There is a time, just before night,
When the sky is filled with colors to delight.
The observant person may want to know
What happens to make the sky aglow.
Well the answer is simply this:
You are looking at a scene of bliss.
The sun's mission is over for the day,
And he is just smiling as he slinks away.

Robert Dennis Morse

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

October 6, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Hudson United Bancorp
Incoming letter dated August 25, 2005

The proposal relates to compensation.

There appears to be some basis for your view that Hudson may exclude the proposal under rule 14a-8(h)(3). We note your representation that Hudson included the proponent's proposal in its proxy statement for its 2004 annual meeting, but that neither the proponent nor his representative appeared to present the proposal at this meeting. Moreover, the proponent has not stated a "good cause" for the failure to appear. Under the circumstances, we will not recommend enforcement action to the Commission if Hudson omits the proposal from its proxy materials in reliance on rule 14a-8(h)(3). This response will also apply to any future submissions to Hudson by the same proponent with respect to any shareholder meetings held during calendar year 2005 and calendar year 2006.

Sincerely,



Robyn Manos
Special Counsel